United States securities and exchange commission logo





                              April 2, 2021

       Oliver Graham
       Chief Executive Officer
       Ardagh Metal Packaging S.A.
       56, rue Charles Martel
       L-2134 Luxembourg
       Luxembourg

                                                        Re: Ardagh Metal
Packaging S.A.
                                                            Registration
Statement on Form F-4
                                                            Filed March 8, 2021
                                                            File No. 333-254005

       Dear Mr. Graham:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-4 filed March 8, 2021

       General, page i

   1. Please briefly disclose in the Notice of Special Meeting section following the Cover Page, as well as in any other
pertinent section of the registration statement, the two proposals as described on page 176
that make up the Governance Proposal. Also, discuss the
                                                        compulsory share
transfer provision on page 5 in the Summary Term Sheet section and on page 17 in the Q&A
related to the Governance Proposal. Further, clarify in these respective sections
that since AGSA will own approximately 80% of the outstanding
                                                        AMPSA Shares upon
completion of the merger, it will have the right to invoke the compulsory share
transfer provision included in AMPSA's Articles of Association.
 Oliver Graham
FirstName   LastNameOliver Graham
Ardagh Metal   Packaging S.A.
Comapany
April       NameArdagh Metal Packaging S.A.
       2, 2021
April 22, 2021 Page 2
Page
FirstName LastName
Market and Industry Data, page 3

2. Please advise whether the data provided by Smithers Pira was obtained from a market report commissioned by you. If so, please file a consent pursuant to Rule 436 of the
         Securities Act as an exhibit to your registration statement or explain to us why this is not required.
What happens if the Merger Proposal is not approved?, page 18

3. Please revise to clarify here, if true, that you may amend your certificate of incorporation to extend your business combination deadline. We note your related disclosure on page
         28 and in the risk factor on page 92. If there are reasons why you cannot or will not seek shareholder approval to extend such deadline, please state why. Please add similar clarification elsewhere in your filing where you mention the August 10, 2022 deadline.
What vote is required to approve the proposals presented at the Special Meeting?, page 18

4. Please revise to discuss the minimum percentage of GHV Common Stock held by Public
         Stockholders that may need to vote in favor of the Merger Proposal in order to approve the proposal. In that regard we note that your Initial Stockholders have agreed to vote their shares of GHV Common Stock in favor of the Merger Proposal. Shareholders Agreement, page 36

5.       We note your disclosure that so long as Ardagh Group holds at least
40% of the
         outstanding shares in AMPSA, Ardagh Group will have the right to approve certain material actions to be taken by AMPSA. Please clarify what these "material actions" are under this agreement.
Organizational Structure, page 43

6. We note your disclosure on page 45 that the diagram shows the pro forma ownership percentages and structure of AMPSA immediately following the consummation of the
         PIPE and the merger. However, the diagram does not appear to show the anticipated ownership percentages. Please reconcile the diagram here and on page 144 to
         include the anticipated ownership percentages following the merger or advise.
Unaudited Pro Forma Condensed Combined Financial Information
Transaction Accounting Adjustments (assuming No Redemption)
Adjustment (9), page 108

7.       Please disclose the number of AMPSA shares issued in exchange for GHV
Class A
         common Stock and Class F common stock. In addition, provide a note detailing the
         AMPSA shares issued in the Business Combination and related transactions, reconciling to weighted average AMPSA shares outstanding disclosed on page 110, under both the scenarios-assuming no redemption and maximum redemption.
 Oliver Graham
FirstName   LastNameOliver Graham
Ardagh Metal   Packaging S.A.
Comapany
April       NameArdagh Metal Packaging S.A.
       2, 2021
April 32, 2021 Page 3
Page
FirstName LastName
Adjustment (15) and Adjustment (19), page 109

8. We note your disclosure that the difference in the estimated fair value of equity instruments, i.e. shares and warrants issued by AMPSA, over the fair value of identifiable net assets of GHV represents a service for listing of the AMPSA shares. Please provide the computations of cost of service for listing AMPSA shares under both the scenarios-
         assuming no redemption and maximum redemption.
Background of the Business Combination, page 122

9. Please expand the disclosure in this section to include a more detailed description of the negotiations surrounding the material terms of the merger agreement and the other agreements related to the business combination. For example, please specify which of the parties recommended the initial consideration, explain how that amount was determined, and describe how the consideration changed over the course of the negotiations until the parties arrived at the final consideration amount. Please provide similar disclosure with respect to the form and mix of consideration and the adjustments thereto, the earn-out right, and the material terms of the PIPE agreements and the services agreement. See Item
         14(b)(7) of Schedule 14A.
10. We note your disclosure on page 123 that, during a November 30, 2020 virtual meeting,
         Mr. Stone conveyed to Mr. Coulson    how a potential business
combination involving the
         Company and AMPSA would be structured, including that GHV contemplated raising additional equity capital from private investors in connection with a potential business
         combination.    Please expand your disclosure to explain whether you
considered any
         alternative financing arrangements, and, if so, why you ultimately determined to pursue the PIPE Investment.
11. Please clarify the role played by Deutsche Bank in the discussions leading to the Business
         Combination. We note it participated in a virtual meeting on December 29, 2020, began undertaking additional diligence of the AMP Business and began the preparation of the investor presentation with respect to the Potential Private Placement on January 5, 2021,
         and participated in frequent telephonic conferences and virtual meetings to discuss the status and progress of the Potential Private Placement between January 26, 2021 and
         February 19, 2021.
Certain Financial Projections Provided to GHV's Board, page 136

12. We note your attempt to limit reliance on the disclosed financial projections in the first paragraph of this section, as well as the first paragraph and third to last paragraph on page
         137. Although you may place the disclosed information in appropriate context, by disclosing underlying assumptions and discussing the purposes for which the information was prepared, because this information constitutes public disclosure, you may not limit reliance in this way. Please revise to remove broad limitations on reliance.
 Oliver Graham
Ardagh Metal Packaging S.A.
April 2, 2021
Page 4
The Business Combination Agreement
The Structure of the Business Combination, page 142

13. We note that AMPSA intends to incur indebtedness in an amount that would yield net proceeds of not less than $2,315,000,000 and have an aggregate principal amount of no more than $2,800,000,000. Please disclose the material terms, quantitatively if known, resulting in the difference between the net proceeds and the principal.
Our Competitive Strengths, page 181

14. Please expand your disclosure to describe how you have significantly diversified your customer base in North America and define what constitutes a "specialty" can. Please also clarify the "high degree of indirect ownership" the Chairman has in the Company.
AMPSA Managment's Discussion and Analysis of Financial Condition and Results of Operations
Operating Results, page 203

15. Please expand your disclosures of income tax expense to discuss the changes in the effective tax rate from period to period and correspondingly the significant factors that impacted the rate from period to period. Please quantify the material factors disclosed as well as whether the material factors impacting the effective tax rate are expected to have a continuing impact. Please specifically disclose whether you are aware of any reasons why the effective tax rate in the historical financial statements may not be indicative of your expected effective tax rate in future periods.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Myra Moosariparambil at 202-551-3796 or Raj Rajan at 202-551-3388
if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameOliver Graham                                Sincerely,
Comapany NameArdagh Metal Packaging S.A.
                                                               Division of
Corporation Finance
April 2, 2021 Page 4
FirstName LastName
                                                               Office of
Manufacturing